Exhibit 99.1

February 27, 2025

JPMorgan Chase Bank, N.A.

500 Stanton Christiana Rd.

Newark, DE 19713-2107

NASDAQ

Attn.: Market Operations

Security Name:	WiMi Hologram Cloud Inc. –Termination Initial Announcement / Direct Listing in the U.S. Market

CUSIP:	97264L100
ADR Termination / Exchange Effective Date:	Close of business April 02, 2025
Ratio:	1 ADS: 2 Class B ordinary shares
Country of Incorporation:	Cayman Islands
Custodian:	HSBC Hong Kong

JPMorgan Chase Bank, N.A., as depositary (“J.P. Morgan” or the “Depositary”), hereby announces that it has received notice from WiMi Hologram Cloud Inc. (“WiMi”) for terminating the Deposit Agreement, dated as of March 31, 2020 (the “Deposit Agreement”), among WiMi, J.P. Morgan and all Holders and Beneficial Owners from time to time of ADRs issued thereunder. All capitalized terms used, but not otherwise defined herein, shall have the meaning given to such terms in the Deposit Agreement.

In accordance with the provisions of the Deposit Agreement, the Deposit Agreement and the ADR Program (the “Program”) established thereby shall terminate at the close of business, NY time, on April 02, 2025 (the “ADR Exchange Effective Date”). On the ADR Exchange Effective Date, the ADS Holders will have their ADSs automatically cancelled and would be entitled to receive the corresponding underlying Deposited Securities (the “Mandatory Exchange”).

WiMi has further advised that at an extraordinary general meeting (“EGM”) of shareholders, scheduled for March 25, 2025, shareholders approval will be sought on the consolidation of WiMi’s Shares at a ratio of one (1) consolidated Class B ordinary share for every (20) existing Class B ordinary shares (the “Share Consolidation”).

As a result of the above, subject to shareholders approval on the Share Consolidation at the EGM and concurrent to the Mandatory Exchange, on the ADR Exchange Effective Date, ADS holders may receive one (1) consolidated Class B ordinary share for every ten (10) ADSs held. If the Share Consolidation is not approved at the EGM or delayed, on the ADR Exchange Effective Date, ADS Holders should expect to receive two (2) existing Class B ordinary shares for every one (1) ADS held. WiMi has advised that the Class B ordinary shares are anticipated to trade on NASDAQ.

The corresponding underlying Deposited Securities will be distributed to the ADS Holders by Transhare Corporation in its capacity as transfer agent (the “Transfer Agent”).

ADS Holders are advised that a cancellation fee of $0.05 per ADS will be charged in connection with the cancellation of the ADSs. Please note that in order to facilitate the transaction, ADS issuance and cancellation books will be closed starting from close of business on March 20, 2025.

Investor Disclosures:

JPMorgan Chase Bank, N.A. or any of its affiliates that are part of JPMorgan Chase ‘||‘&’||’ Co. (together, “J.P. Morgan,” or the “Depositary”) collects fees from holders of depositary receipts.

FX Disclosure:

In addition, to facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the Depositary may engage the foreign exchange desk within other business units of JPMorgan Chase Bank, N.A. in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars.

Execution Disclosure:

J.P. Morgan may facilitate the sale and purchase of securities in accordance with the applicable deposit agreement or the terms and conditions of unsponsored depositary receipts programs.

Disclaimer:

For further details relating to any of the above procedures, see the “Disclosure” page (or successor page) of www.adr.com, as updated by the Depositary from time to time. This document is provided solely for informational purposes and is not a complete description of the procedures referred to therein, which may be subject to change without notice.

J.P. Morgan does not accept any obligation to update this document, whether or not such procedures have changed.

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